Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Compensation and Benefits Committee

Owens & Minor, Inc.:

We consent to the incorporation by reference in the registration statement (No. 33-32497) on Form S-8 of Owens & Minor, Inc. of our report dated June 10, 2011 with respect to the statements of net assets available for benefits of the Owens & Minor 401(k) Savings and Retirement Plan as of December 31, 2010 and 2009, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2010, which report appears in this annual report on Form 11-K of the Owens & Minor 401(k) Savings and Retirement Plan.

Richmond, Virginia

June 10, 2011

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